FOR IMMEDIATE RELEASE

                          ARKANSAS BEST CORPORATION
                  ANNOUNCES ACQUISITION OF CLIPPER EXXPRESS
                            (NASDAQ/NMS:  "ABFS")


      (Fort Smith, Arkansas, August 18, 1994) -- Arkansas Best Corporation (the "Company") announced today that it has entered into an agreement to purchase all of the stock of Clipper Exxpress and two affiliated transportation companies for a total consideration of approximately $60 million in cash, subject to certain closing audit adjustments.

     Clipper Exxpress has been engaged in transportation as a non-asset based intermodal marketing and freight logistics company since 1938. Clipper was founded by the late Jerry Chambers, a visionary in the transportation business.

      Robert A. Young, III, President - CEO of the Company said "the Clipper acquisition will provide us with a strong entry into a very different and rapidly growing segment of the transportation market. We anticipate that it will continue to be headquartered in Lemont, Illinois (a suburb of Chicago) and operated separately and distinctly from the other Arkansas Best subsidiaries. It is our intention that Clipper's management will continue their very able and experienced management roles with no changes in personnel anticipated as a result of the change in control.

      "Clipper is a truly multi-modal transportation company that is an excellent strategic fit with current year revenues for the acquired companies expected to be in the $140 million range," Mr. Young added.

      The Company said that it will use cash on hand and funds provided under its existing lines of credit to finance the acquisition.

      The completion of the transaction is subject to the receipt of certain regulatory approvals and other customary conditions, and is expected to take place within the next 45 to 60 days.

     The Company, through subsidiaries, is engaged in nationwide LTL trucking primarily through ABF Freight System, Inc. and truck tire retreading and new tire sales through its approximately 46%-owned subsidiary, Treadco, Inc.

END OF RELEASE

For further information, contact Mr. Randall Loyd, Director of Financial Reporting, at (501) 785-6200.